November 11, 2009

Amendments to the Note Purchase Agreement, Secured Debenture Agreement, and Security Agreement between Colorep, Inc., Carthew Bay Technologies Inc and CBT Acquisition Co., Inc.

This letter (the "Amendment") sets forth the terms and conditions upon which Colorep, Inc. ("**Colorep**"), Carthew Bay Technologies Inc. ("**CBT**"), and CBT Acquisition Co., ("**CBTAC**"), (collectively the "Parties") hereby amend the Documents (as defined herein):

Term:

CBT and Colorep agree to extend the expiration and maturity dates of the Note Purchase Agreement, Secured Debenture Agreement, and Security Agreement by and among the Parties, each as amended to date (collectively, the "Documents") to June 30, 2010, subject to the condition that the Parties mutually agree to and execute an amendment to the Agreement of Plan and Merger by and among the Parties, as amended to date (the "Merger Agreement") prior to December 2, 2009.

In the event that the Parties have not executed a mutually acceptable amendment to the Merger Agreement (the "Proposed Amendment") by December 2, 2009, then: a) the Secured Debenture, together with interest accrued and payable thereon through February 28, 2010, and any and all fees, costs expenses and other charges payable by Colorep to CBT under the Documents, including, without limitation, monthly payments to CBT in respect of overhead contributions of $30,000 per month, shall become due and payable on February 28, 2010 by Colorep to CBT without setoff, defense or counterclaim of any nature, kind or description whatsoever, wholly subject to the terms of the PNC-CBT Intercreditor and Subordination Agreement, and b) CBT may in its sole and unfettered discretion, forthwith exercise any and all of its rights and remedies upon expiry including without limitation, under the Documents, this Agreement, the Personal Property Security Act, the Uniform Commercial Code, and any other applicable law. For clarity, the parties acknowledge that the rights set forth in sub items (a) and (b) hereof are meant to be a mere summary of rights and remedies afforded by the current terms of the Documents and are not intended to alter or provide additional rights or remedies, other than enabling their applicability as of February 28, 2010.

CBT hereby acknowledges that Colorep did not file a Form F-1 Registration Statement by October 31, 2009, and hereby waives its right to terminate the Merger Agreement as of October 31, 2009 pursuant to that certain Amendment to the Agreement and Plan of Merger by and among the Parties dated June 22, 2009 (the "June Amendment"), subject to the condition that the Parties execute the Proposed Amendment by no later than December 2, 2009. In the event that the parties do not execute the Proposed Amendment by 11:59 p.m., Pacific time on December 2, 2009, then either Colorep or CBT may terminate the Merger Agreement upon one (1) day's written notice to the other party.

Other Conditions:

In consideration for this Amendment, Colorep agrees to pay $100,000 of the November 1, 2009 CBT invoice (the "November Invoice") no later than close of business, Eastern time, on November 12, 2009, and to pay an additional $100,000 of the November Invoice no later than close of business, Eastern time, on November 30, 2009. The Parties acknowledge that these payments are the only payments due as consideration for this Amendment and that all other conditions set forth in the June Amendment have been satisfied or hereby waived.

In addition, Colorep, on behalf of CBT, shall prepare and file all documents deemed reasonably necessary by CBT and Colorep to perfect CBT's security interest in the assets of Colorep as set forth in the Security Agreement dated February 1, 2008, as amended to date, no later than close of business, Eastern time, on November 20, 2009.

In the event that either of the above payments and/or the filings noted above are not made or completed by the dates outlined above, this Amendment will be null and void and the Parties shall retain their rights, interests and obligations as they existed prior to the execution of this Amendment.

Costs:

Any and all reasonable legal costs incurred by CBT to effect this Amendment shall be for the account of Colorep payable as incurred thereafter.

Approvals:

This Amendment is subject to approval by the Board of Directors of both CBT and Colorep and the approval of PNC. In order to allow sufficient time to obtain these approvals, CBT hereby agrees to extend the due date of the Secured Debenture to November 30, 2009 pending receipt of such approvals, subject to receipt of the first $100,000 payment by November 12, 2009.

All other terms and conditions as outlined in the Merger Agreement and the Documents shall remain in full force and effect except to the extent explicitly amended hereby.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date herein above set forth.

CARTHEW BAY TECHNOLOGIES INC.

By: ______________________
Name: Michael Liik
Title: CEO

CBT ACQUISITION CO. INC.

By: ______________________
Name: Larry Levy
Title: President

COLOREP, INC.

By: ______________________
Name: Larry Levy
Title: CEO